                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO. ___________)


                             DOT HILL SYSTEMS CORP.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   25848T-10-9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                WILLIAM R. SAUEY
                           c/o DOT HILL SYSTEMS CORP.
                               6305 EL CAMINO REAL
                               CARLSBAD, CA 92009
                                 (760) 931-5500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 2, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 11 pages)

                         (Continued on following pages)

----------------------                                     ---------------------
CUSIP No.  25848T-10-9                 13D                 PAGE 2 OF 11 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      WILLIAM R. SAUEY
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              1,308,376(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                1,308,376(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,421,948
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.1%(1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------


(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the estimated number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Registration Statement on Form S-4, as amended (Registration No. 333-80395) (the "Registration Statement").


                              (Page 2 of 11 pages)

                         (Continued on following pages)

----------------------                                     ---------------------
CUSIP No.  25848T-10-9                 13D                 PAGE 3 OF 11 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      FLAMBEAU CORPORATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      WISCONSIN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              655,877(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                655,877(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      655,877
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7%(1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON     CO
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Registration Statement.


                              (Page 3 of 11 pages)

                         (Continued on following pages)

----------------------                                     ---------------------
CUSIP No.  25848T-10-9                 13D                 PAGE 4 OF 11 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      FLAMBEAU PRODUCTS CORPORATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      OHIO
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              393,619(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                393,619(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      393,619
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7%(1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON     CO
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Registration Statement.


                              (Page 4 of 11 pages)

                         (Continued on following pages)

----------------------                                     ---------------------
CUSIP No.  25848T-10-9                 13D                 PAGE 5 OF 11 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      SEATS, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      WISCONSIN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              64,075(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                64,075(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,075
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%(1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON     CO
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Registration Statement.


                              (Page 5 of 11 pages)

ITEM 1. SECURITY AND ISSUER

        (a)     TITLE OF SECURITY:

                Common Stock, $.01 par value per share (the "Common Stock").

        (b)     NAME OF THE ISSUER:

                Dot Hill Systems Corp., a New York corporation.

        (c)     THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                6305 El Camino Real
                Carlsbad, CA  92009

ITEM 2. IDENTITY AND BACKGROUND

                        (a)     Names of persons filing:

                                William R. Sauey
                                Flambeau Corporation
                                Flambeau Products Corporation
                                Seats, Inc.

                        (b)     Residence or business address:

                                William R. Sauey: Nordic Group of Companies
                                Ltd., 414 Broadway, Suite 200, Baraboo, WI
                                53913.

                                Flambeau Corporation: 801 Lynn Ave., Baraboo, WI 53913.

                                Flambeau Products Corporation: 1591 Valplast
                                Rd., Middlefield, OH 44062.

                                Seats, Inc: 1515 Industrial Street, Reedsburg, WI 53959.

                        (c) William R. Sauey is the Chairman of the Board and the principal shareholder in each of Flambeau Corporation, Flambeau Products Corporation and Seats, Inc. William R. Sauey is also Chairman of the Board of Dot Hill Systems Corp., the principal business address of which is 6305 El Camino Real, Carlsbad, CA 92009. Dot Hill Systems Corp. is principally in the business of designing, manufacturing, marketing and supporting data storage products.

                        Flambeau Corporation is principally in the business of
                manufacturing plastic and plastic injection and blow molding. The address of its principal business is set forth in (b) above.


                              (Page 6 of 11 pages)

                        Flambeau Products Corporation is principally in the
                business of manufacturing and distributing injection molded consumer products. The address of its principal business is set forth in (b) above.

                        Seats, Inc. is principally in the business of
                manufacturing seating primarily for heavy duty trucks, off road vehicles and buses. The address of its principal business is set forth in (b) above.

                        (d) During the last five years, there have been no criminal proceedings against any of the reporting persons.

                        (e) During the last five years, none of the reporting persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        (f) William R. Sauey is a citizen of the United States. Flambeau Corporation and Seats, Inc. are organized under the laws of the State of Wisconsin. Flambeau Products Corporation is organized under the laws of the State of Ohio.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        On August 2, 1999, Artecon, Inc., a Delaware corporation
                ("Artecon"), consummated a merger with BH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which Merger Sub ceased to exist and Artecon became a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the Merger, each share of common stock of Artecon was converted into 0.40 of a share of Common Stock, and each share of Series A preferred stock of Artecon was converted into approximately 0.2882882883 of a share of Common Stock. The following table sets forth (a) the number of shares of Artecon common stock beneficially owned by each reporting person immediately prior to the Merger and (b) the number of shares of Common Stock received by each reporting person in exchange for his or its shares of Artecon common stock:

                                                    Shares of Artecon          Shares of Artecon
                                                      common stock              preferred stock          Shares of Common Stock
                                                   beneficially owned      beneficially owned prior      received as result of
       Name of reporting person:                    prior to Merger:              to Merger:                     Merger
       -------------------------                   ------------------      ------------------------      ---------------------
       William R. Sauey                                4,257,281                  2,494,159                    2,421,948
       Flambeau Corporation                              891,151                  1,038,604                      655,877
       Flambeau Products Corporation                     235,507                  1,038,604                      393,619
       Seats, Inc.                                        38,333                    169,074                       64,075


                              (Page 7 of 11 pages)

ITEM 4. PURPOSE OF THE TRANSACTION

                        As noted above, the reporting persons acquired Common
                Stock of the Issuer and their beneficial ownership of such shares of Common Stock in connection with the Merger. The reporting persons currently hold such shares of Common Stock for investment purposes. The reporting persons do not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, except that William R. Sauey may exercise options to purchase Common Stock currently held by him.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                        (a) As of August 2, 1999, the reporting persons had beneficial ownership of the number and percentage of shares of Common Stock set forth below, including, with respect to William
                R. Sauey, options to purchase 5,000 shares of Common Stock exercisable at or within 60 days of August 2, 1999:

                        William R. Sauey               2,421,948 shares        10.1%
                        Flambeau Corporation             655,877 shares         2.7%
                        Flambeau Products Corporation    393,619 shares         1.7%
                        Seats, Inc.                       64,075 shares         0.2%


                        (b) Number of shares as to which the reporting persons have sole power to vote or direct the vote:

                        William R. Sauey                         2,421,948 shares
                        Flambeau Corporation                       655,877 shares
                        Flambeau Products Corporation              393,619 shares
                        Seats, Inc.                                 64,075 shares

                        Number of shares as to which the reporting persons have shared power to vote or direct the vote:

                        William R. Sauey                         0 shares
                        Flambeau Corporation                     0 shares
                        Flambeau Products Corporation            0 shares
                        Seats, Inc.                              0 shares

                        Number of shares as to which the reporting persons have sole power to dispose or direct the disposition of:

                        William R. Sauey                         2,421,948 shares
                        Flambeau Corporation                       655,877 shares
                        Flambeau Products Corporation              393,619 shares
                        Seats, Inc.                                 64,075 shares


                              (Page 8 of 11 pages)

                        Number of shares as to which the reporting persons have shared power to dispose or direct the disposition of:

                        William R. Sauey                         0 shares
                        Flambeau Corporation                     0 shares
                        Flambeau Products Corporation            0 shares
                        Seats, Inc.                              0 shares

                        (c) The reporting persons have not effected any transaction in the Common Stock during the past 60 days, other than receipt of shares in the Merger.

                        (d)     Not applicable.

                        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                        In connection with the Merger, the reporting persons
                entered into affiliate agreements with the Issuer pursuant to which each reporting person agreed (i) that he or it would not sell, transfer or otherwise dispose of any shares of Common Stock between the date 30 days prior to the closing of the Merger and the date of publication of financial results that include at least 30 days of post-Merger combined operations of Artecon and the Issuer and (ii) that he or it would not sell, transfer or otherwise dispose of Common Stock in violation of the Securities Act of 1933, as amended, including, without limitation, Rule 145 promulgated thereunder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                Not applicable.


                              (Page 9 of 11 pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 10, 1999
                                  ----------------------------------------------
                                  (Date)

                                  WILLIAM R. SAUEY


                                  /s/ WILLIAM R. SAUEY
                                  ----------------------------------------------


                                  FLAMBEAU CORPORATION


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                                  FLAMBEAU PRODUCTS CORPORATION


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                                  SEATS, INC.


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                             (Page 10 of 11 pages)

                                    EXHIBIT A
                             JOINT FILING STATEMENT

           Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

                                  August 10, 1999
                                  ----------------------------------------------
                                  (Date)

                                  WILLIAM R. SAUEY


                                  /s/ WILLIAM R. SAUEY
                                  ----------------------------------------------


                                  FLAMBEAU CORPORATION


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                                  FLAMBEAU PRODUCTS CORPORATION


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                                  SEATS, INC.


                                  By:  /s/ WILLIAM R. SAUEY
                                     -------------------------------------------
                                            William R. Sauey, Chairman of the
                                            Board of Directors


                             (Page 11 of 11 pages)